UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

Commission file number 1-07151

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

Report of Independent Registered Public Accounting Firm
Financial Statements and Supplemental Information

The Clorox Company 401(k) Plan

As of December 31, 2019 and 2018 and for the
Plan year ended December 31, 2019

The Clorox Company 401(k) Plan

Financial Statements and Supplemental Information

As of December 31, 2019 and 2018
and for the Plan year ended December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Information

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	15

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants of
The Clorox Company 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Clorox Company 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

San Francisco, California
June 25, 2020

We have served as the Plan’s auditor since 2013.

The Clorox Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Investments, at fair value	$1,810,766,457	$1,499,630,801
Receivables:
Notes receivable from participants	21,355,147	19,911,706
Employer's contributions	29,167,139	28,574,023
Total receivables	50,522,286	48,485,729
Total assets	1,861,288,743	1,548,116,530

Liabilities
Accrued fees	270,812	–

Net assets available for benefits	$1,861,017,931	$1,548,116,530

See accompanying notes to the financial statements.

The Clorox Company 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Plan Year Ended December 31, 2019

Additions to (deductions from) net assets attributable to:
Investment and other income:
Interest income and dividends	$30,401,469
Net appreciation in fair value of investments	293,866,570
Total investment and other income	324,268,039

Contributions:
Employer	47,590,016
Participants	57,458,598
Rollovers	5,051,655
Total contributions	110,100,269

Benefits paid to participants	(120,323,225)
Administrative expenses	(1,143,682)

Net increase	312,901,401

Net assets available for benefits:
Beginning of year	1,548,116,530
End of year	$1,861,017,931

See accompanying notes to the financial statements.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan

The following description of The Clorox Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Clorox Company and its affiliated companies that have adopted the Plan (“Participating Company”) (collectively referred to as “Company”). The following employees are not covered by the Plan: (i) leased employees (contractors), (ii) nonresident aliens with no United States of America source of income, (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement, (iv) employees sent to a Participating Company by an international subsidiary to participate in a training or development program sponsored by the Participating Company, and (v) employees who are residents of Puerto Rico or who perform services for a Participating Company primarily in Puerto Rico and are participants of The Clorox Company Employee Retirement Investment Plan for Puerto Rico. Participants are eligible to participate on the first day of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Company maintains a non-leveraged employee stock ownership plan (the “ESOP”) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”). The ESOP is maintained as part of the Plan and is designed to invest in the Company’s common stock. If elected, participants can receive dividends paid directly to them in cash. No participant shall be permitted to direct more than 5% of the contributions to be made to the Plan on his or her behalf in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant’s account invested in the ESOP fund would exceed 5% of his or her account balance immediately after such transfer or exchange. From January 1, 2007 up to December 31, 2012, the limit was 10%. Prior to January 1, 2007, there was no account limit implemented; as such there are certain participants whose investment in the ESOP fund exceeds 5% of their total account balance.

The Employee Benefits Committee (the “Committee”) administers the Plan. The Vanguard Fiduciary Trust Company and Vanguard Group, Inc. (“Vanguard”) are the Plan’s trustee and recordkeeper, respectively.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Salary Deferral Contributions

The Plan allows for automatic enrollment for newly eligible participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution. The Plan also implements an automatic annual contribution rate increase until a set contribution rate is reached unless another annual percentage is elected or the automatic election is declined by the eligible participant.

Automatic enrollment rate	6%
Contribution rate below which will trigger annual increase	20%
Annual increase in contribution rate if triggered	2%

Participants may contribute from 1% to 50% of their covered compensation, on a pre-tax and after-tax basis, as defined in the Plan. Participants also have the option to contribute on a Roth basis. The combined pre-tax, after-tax and Roth contributions cannot exceed the 50% limit. Generally, covered compensation consists of regular pay plus most bonuses, overtime and vacation pay. It does not include, for example, short or long term disability pay, relocation, severance, deferred compensation, stock compensation, or Worker’s Compensation pay. Participant contributions are subject to limits specified under the Code.

Matching Contributions

Employees not covered by a collective bargaining agreement, are eligible to receive a matching contribution of 100% of salary deferral contributions, including pre-tax, after-tax and Roth contributions, up to a maximum of 4% of covered compensation.

Certain participants covered by a collective bargaining agreement are eligible to receive a Company match of 100% of salary deferral contributions, including pre-tax, after-tax and Roth contributions up to a maximum amount of $1,200 for those whose last date of hire was prior to January 1, 2005 and up to 3% of eligible compensation for those whose last date of hire is on or after January 1, 2005. The Plan was later amended effective January 1, 2019, to change the Company match formula for certain participants covered by a collective bargaining agreement whose date of hire was prior to January 1, 2005, to an amount equal to 100% of the salary deferral contributions, including pre-tax, after-tax, Roth and catch-up contributions, up to a maximum of 3% of eligible compensation.

Participants are eligible for the Company matching contribution after completing one year of service. Matching contributions are funded each pay period.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Non-elective Employer Contributions

Certain participants are also eligible for a non-elective employer contribution. To receive a non-elective employer contribution for a particular Plan year, a participant must have completed at least one year of service prior to December 31 of the Plan year. A participant must also have been an eligible employee sometime during the Plan year and have been employed with the Company on December 31 of the Plan year or have separated from service during the Plan year due to death or certified disability, attainment of age 60 or attainment of age 55 and 10 years of service.

The non-elective employer contribution is equal to 6% of covered compensation or 2.5% of covered compensation for certain participants covered by a collective bargaining agreement during the Plan year. The non-elective employer contributions are funded during the quarter subsequent to the Plan year end. See “Vesting” section for more information.

Nutranext employees are not eligible for non-elective employer contributions.

Rollover Contributions

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Subject to Committee discretion, participants may also rollover outstanding loans under a plan sponsored by an entity that was acquired by or merged with the Company.

Investment Options

Participants direct the investment of their contributions and the Company contributions into the various investment options offered by the Plan. The Plan offers investments in mutual funds, common collective trust funds, and the Company’s common stock. Participants are also allowed to direct their contributions to a self-directed brokerage account which permits investments in additional mutual funds, common stocks, and other investment products.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts and Forfeitures

Each participant’s account is credited with the participant’s contribution and allocations of: (a) Company contributions and (b) Plan earnings. Allocations are based on participants’ eligible compensation for the employer match and non-elective employer contribution and investment balances for investment earnings. At the discretion of the Committee, forfeited balances of terminated participants’ nonvested accounts may be used to pay the Plan’s expenses, to reduce the Company’s contributions to the Plan, or to restore accounts of previously terminated participants who subsequently resumed employment with the Company. The amounts of unallocated accounts including forfeitures related to nonvested accounts at December 31, 2019 and 2018 are approximately $1,262,000 and $781,000, respectively. Subsequent to year end, the Company used $1,181,000 and $700,000 of forfeitures to reduce the non-elective employer contribution for the Plan year ended December 31, 2019 and 2018, respectively.

Vesting

Participants are always fully vested in their individual contributions, Company matching contributions, and actual earnings thereon.

The non-elective employer contribution, will vest in varying rates over a period of 5 years as follows:

Years of Service	Vesting Percentage
1	0%
2	20%
3	40%
4	70%
5	100%

Participants become immediately vested in the non-elective employer contributions upon reaching age 60 while employed by the Company, at death, or upon permanent disability.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to 5 years, or up to 15 years if loan proceeds are used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest are repaid ratably through payroll deductions or directly to the custodian by the participant.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

The Plan allows for lump-sum and partial distributions of the vested value of a participant’s account at death, upon permanent disability, retirement or upon termination of employment. Hardship and other in-service withdrawals are permitted if certain criteria are met.

Administrative Expenses

The Company pays substantially all administrative expenses except for certain investment fees and loan fees, which are deducted from the affected participant’s account. Quarterly recordkeeping fees are also deducted from participants’ accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion of fair value measurements.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net appreciation in fair value of investments consist of both the realized gains and losses and unrealized appreciation and depreciation of those investments.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

Risk and Uncertainties

The Plan provides for various participant directed investment options in mutual funds, common stocks, common collective trust funds, and a self-directed brokerage account. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, the statement of changes in net assets available for benefits, and participant account balances.

Payment of Benefits

Benefits paid to participants are recognized upon payment.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Assets and liabilities measured at fair value are required to be classified and disclosed based on the lowest level of input that is significant to the fair value measurement in one of the following categories:

Level 1 –	Quoted market prices in active markets for identical assets or liabilities.
Level 2 –	Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3 –	Unobservable inputs reflecting management’s own assumptions.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices of shares held by the Plan at year-end.

Company’s common stock (and other common stocks as part of self-directed brokerage account): Valued at the last reported quoted market sales price at year-end.

Interest bearing accounts (part of self-directed brokerage account): Valued at cost plus accrued interest, which approximates fair value, at year-end.

Common collective trust funds: Valued using the market approach at a net asset value per share (“NAV”) as a practical expedient determined by the portfolio’s sponsor based on the fair value of underlying investments held by the fund on the last business day of the Plan year. These are not classified in the fair value hierarchy table. The fair values are included in the table to allow reconciliation of the fair value hierarchy to the fair value of investments per the statement of net assets available for benefits.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Fair Value as of December 31, 2019
	Level 1	Total
Mutual funds	$683,898,993	$683,898,993
Company's common stock	100,317,178	100,317,178
Self directed brokerage account	22,238,294	22,238,294
Total assets in the fair value hierarchy	$806,454,465	806,454,465
Common collective trust funds measured at NAV, practical expedient		1,004,311,992
Investments at fair value		$1,810,766,457

	Fair Value as of December 31, 2018
	Level 1	Total
Mutual funds	$643,617,247	$643,617,247
Company's common stock	109,295,579	109,295,579
Self directed brokerage account	17,636,185	17,636,185
Total assets in the fair value hierarchy	$770,549,011	770,549,011
Common collective trust funds measured at NAV, practical expedient		729,081,790
Investments at fair value		$1,499,630,801

Certain common collective trust funds may require that within 90 days from withdrawal, money from the funds cannot be invested directly into a competing fund.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated March 8, 2017, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan’s management believes that the Plan is being operated in accordance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan’s operations in compliance with the Code.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position meets certain recognition thresholds or measurement standards defined by U.S. GAAP. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan may be subjected to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

5. Party-in-Interest Transactions

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the Plan year ended December 31, 2019, the Plan purchased or received approximately $4,500,000 and sold or distributed approximately $15,900,000 of the Company’s common stock.

Certain Plan assets are invested in funds managed by Vanguard, the Trustee. Consequently, transactions with the Trustee qualify as party-in-interest transactions for which a statutory exemption exists.

6. Subsequent Event

Effective January 1, 2020, the Plan was amended to eliminate the automatic annual contribution rate increase feature, and to accept rollover contributions from individual retirement accounts.

Subsequent to December 31, 2019, financial markets continued to be volatile. As a result, the Plan’s investments incurred a decline in fair value since December 31, 2019. However, because the values of the Plan’s individual investments have and will continue to fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

Supplemental Information

The Clorox Company 401(k) Plan
EIN: 31-0595760 Plan: 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

	(b)	(c)	(e)
	Identity of Issue, Borrower,
(a)	Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Vanguard Institutional Index Fund	Mutual fund	$211,440,287
	Eaton Vance Atlanta Capital SMID Cap Fund	Mutual fund	153,501,608
*	Vanguard Total Bond Market Index Fund	Mutual fund	136,246,640
*	Vanguard Total International Stock Index Fund	Mutual fund	104,927,296
	MFS Institutional International Equity Fund	Mutual fund	51,865,671
	Metropolitan West Total Return Bond Fund	Mutual fund	25,917,491
			683,898,993

	T. Rowe Price Growth Stock Trust Class B	Common collective trust fund	144,226,080
	State Street Russel Small Mid Cap Index Securities Lending Series Fund	Common collective trust fund	122,933,944
	Wells Fargo Stable Value Return Fund	Common collective trust fund	100,297,135
	Boston Partners Large Cap Value Equity	Common collective trust fund	17,543,423
*	Vanguard Target Retirement Income Trust I	Common collective trust fund	13,719,062
*	Vanguard Target Retirement 2015 Trust I	Common collective trust fund	24,288,907
*	Vanguard Target Retirement 2020 Trust I	Common collective trust fund	37,928,741
*	Vanguard Target Retirement 2025 Trust I	Common collective trust fund	124,005,940
*	Vanguard Target Retirement 2030 Trust I	Common collective trust fund	57,762,913
*	Vanguard Target Retirement 2035 Trust I	Common collective trust fund	139,299,537
*	Vanguard Target Retirement 2040 Trust I	Common collective trust fund	46,861,498
*	Vanguard Target Retirement 2045 Trust I	Common collective trust fund	113,446,681
*	Vanguard Target Retirement 2050 Trust I	Common collective trust fund	30,235,477
*	Vanguard Target Retirement 2055 Trust I	Common collective trust fund	25,772,318
*	Vanguard Target Retirement 2060 Trust I	Common collective trust fund	5,479,877
*	Vanguard Target Retirement 2065 Trust I	Common collective trust fund	510,459
			1,004,311,992

*	The Clorox Company Common Stock	Common stock	100,317,178

	Vanguard Brokerage Option	Self-directed brokerage account	22,238,294

		Interest rates ranging from
*	Participant loans	4.25% to 9.50%	21,355,147

	Total investments		$1,832,121,604

*	Indicates a party-in-interest to the Plan.
Note: Column (d), cost, has been omitted, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY 401 (K) PLAN
(FORMERLY THE CLOROX COMPANY
EMPLOYEE RETIREMENT INVESTMENT
PLAN)

Date: June 25, 2020	/s/ Laura Stein
Laura Stein
Executive Vice President – General Counsel
and Corporate Affairs

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Moss Adams LLP